UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024.

Commission File Number: 001-36848

Check-Cap Ltd.

(Exact Name of Registrant as Specified in Charter)

Abba Hushi Avenue

P.O. Box 1271

Isfiya, 30090 Mount Carmel, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INCORPORATION BY REFERENCE

Exhibit 99.1 to this report on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-211065, 333-225789 and 333-262401), and Form S-8 (File No. 333-203384, 333-226490 and 333-259666) filed with the Securities and Exchange Commission.

CONTENTS

Check-Cap Ltd. (the “Company”) announces that it will hold an Extraordinary General Meeting of Shareholders on Wednesday, April 25, 2024 at 9 a.m. (Eastern time) at the offices of the Company’s United States legal counsel, Dorsey & Whitney LLP, 161 Bay St., Unit #4310, Toronto, ON M5J 2S1. A copy of the Notice of the Extraordinary General Meeting of Shareholders is attached hereto as Exhibit 99.1, and is incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK-CAP LTD.
(Registrant)

Date: March 20, 2024	By:	/s/ Paul Medeiros
	Name:	Paul Medeiros
	Title:	Board Chair, Check-Cap Ltd.

EXHIBIT INDEX

99.1	Notice of an Extraordinary General Meeting of Shareholders